UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Power-One, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

739308104

(CUSIP Number)

Ajay Shah

SLTA Sumeru (GP), L.L.C.

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2013

(Date of Event which Requires Filing of this Statement)

CUSIP No. 739308104

(1)	Names of reporting persons Silver Lake Sumeru Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒* (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) oo
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 25,987,808
	(8)	Shared voting power 0
	(9)	Sole dispositive power 52,710,422
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 52,710,422
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 33.4%
(14)	Type of reporting person (see instructions) PN

*	The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act in relation to their respective investments in the Issuer. The Reporting Persons expressly disclaim group membership with ABB Ltd.

CUSIP No. 739308104

(1)	Names of reporting persons Silver Lake Technology Investors Sumeru, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒* (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 434,022
	(8)	Shared voting power 0
	(9)	Sole dispositive power 434,022
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 434,022
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.3%
(14)	Type of reporting person (see instructions) PN

*	The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act in relation to their respective investments in the Issuer. The Reporting Persons expressly disclaim group membership with ABB Ltd.

CUSIP No. 739308104

(1)	Names of reporting persons Silver Lake Technology Associates Sumeru, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒* (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 25,987,808**
	(8)	Shared voting power 0
	(9)	Sole dispositive power 53,144,444**
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 53,144,444**
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 33.7%
(14)	Type of reporting person (see instructions) PN

*	The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act in relation to their respective investments in the Issuer. The Reporting Persons expressly disclaim group membership with ABB Ltd.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 739308104

(1)	Names of reporting persons SLTA Sumeru (GP), L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒* (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 25,987,808**
	(8)	Shared voting power 0
	(9)	Sole dispositive power 53,144,444**
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 53,144,444**
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 33.7%
(14)	Type of reporting person (see instructions) OO

*	The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act in relation to their respective investments in the Issuer. The Reporting Persons expressly disclaim group membership with ABB Ltd.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

SCHEDULE 13D

This Amendment No. 4 supplements and amends (i) the statement on Schedule 13D initially filed on May 18, 2009 (the “Original Schedule 13D”), (ii) Amendment No. 1 to such Schedule 13D, filed on June 9, 2010 (“Amendment No. 1”), (iii) Amendment No. 2 to such Schedule 13D, filed on November 8, 2011 (“Amendment No. 2”) and (iv) Amendment No. 3 to such Schedule 13D, filed on April 22, 2013 (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”). This Amendment No. 4 is being filed to correct the number of shares of Common Stock over which the Reporting Persons may be deemed to have voting power and to update the percentage of Common Stock beneficially owned by the Reporting Persons based upon the Issuer’s outstanding shares of Common Stock as of April 15, 2013. The number of shares of Common Stock beneficially owned by the Reporting Persons remains unchanged from Amendment No. 3. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) are amended and restated to read in their entirety as follows:

The following disclosure assumes that there are 122,104,193 shares of Common Stock outstanding as of April 15, 2013, which figure is based on the Issuer’s representation in the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Issuers’ Current Report on Form 8-K filed on April 22, 2013, and is incorporated herein by reference.

Pursuant to Rule 13d-3 under the Exchange Act, SLSF may be deemed to beneficially own (i) 17,357,037 outstanding shares of Common Stock, (ii) 36,078 shares of Series C Preferred Stock, which are convertible into 26,724,444 shares of Common Stock, and (iii) 8,628,941 Warrants, which are exercisable for 8,628,941 share of Common Stock. Due to the 19.9% Threshold, SLSF may only convert Series C Preferred Stock or exercise the Warrant so as to acquire voting power with respect to a maximum of 25,987,808 shares of Common Stock. The 17,357,037 shares of Common Stock beneficially owned by SLSF plus the aggregate 35,353,385 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and exercise of the Warrant, would, as of April 15, 2013, constitute approximately 33.4% of the Common Stock outstanding upon such conversion and exercise.

Pursuant to Rule 13d-3 under the Exchange Act, SLTI may be deemed to beneficially own (i) 142,963 outstanding shares of Common Stock, (ii) 297 shares of Series C Preferred Stock, which are convertible into 220,000 shares of Common Stock, and (iii) 71,059 Warrants, which are exercisable for 71,059 shares of Common Stock. The 142,963 shares of Common Stock beneficially owned by SLTI plus the aggregate 291,059 shares of Common Stock issuable upon conversion of the Series C Preferred Stock and exercise of the Warrant, would, as of April 15, 2013, constitute approximately 0.3% of the Common Stock outstanding upon such conversion and exercise.

SLT LP, as the general partner of SLSF and SLTI, may be deemed to be the beneficial owner of (i) 17,500,000 outstanding shares of Common Stock deemed to be beneficially owned by SLSF and SLTI, (ii) 36,375 shares of Series C Preferred Stock deemed to be beneficially owned by SLSF and SLTI, which are convertible into 26,944,444 shares of Common Stock, and (iii) 8,700,000 Warrants deemed to be beneficially owned by SLSF and SLTI, which are exercisable for 8,700,000 shares of Common Stock. If the Series C Preferred Stock was to be converted and the Warrants were to be exercised, SLT LP would beneficially own approximately 33.7% of the Common Stock outstanding as of April 15, 2013; however, due to the 19.9% Threshold, SLT LP may only acquire voting power with respect to a maximum of 25,987,808 shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SLT LP is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of SLT LP’s pecuniary interest.

SLTA, as the general partner of SLT LP, may be deemed to be the beneficial owner of (i) 17,500,000 outstanding shares of Common Stock deemed to be beneficially owned by SLSF and SLTI, (ii) 36,375 shares of Series C Preferred Stock deemed to be beneficially owned by SLSF and SLTI, which are convertible into 26,944,444 shares of Common Stock, and (iii) 8,700,000 Warrants deemed to be beneficially owned by SLSF and SLTI, which are exercisable into 8,700,000 shares of Common Stock. If the Series C Preferred Stock was to be converted and the Warrants were to be exercised, SLTA would beneficially own approximately 33.7% of the Common Stock outstanding as of April 15, 2013; however, due to the 19.9% Threshold, SLTA may only acquire voting power with respect to a maximum of 25,987,808 shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SLTA is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of SLTA’s pecuniary interest.

As described above, immediately following the consummation of the Merger, the Reporting Persons expect to have no beneficial interest in the Issuer.

The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act in relation to their respective investments in the Issuer. The Reporting Persons expressly disclaim group membership with Parent and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons to the contrary. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by Parent, except to the extent that Parent may be deemed to beneficially own the Shares as a result of entering into the Voting Agreement. The Reporting Persons have entered into the Voting Agreement and Letter Agreement for the sole purpose of effecting the sale of the securities by the Reporting Persons to Parent. Other than as set forth in the Voting Agreement, and with respect to the Merger and the Letter Agreement, the Reporting Persons do not have any agreement or understanding with respect to the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2013

SILVER LAKE SUMERU FUND, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES

SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Kyle T. Ryland
Name: Kyle T. Ryland
Title: Managing Director

SILVER LAKE TECHNOLOGY INVESTORS SUMERU, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES

SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Kyle T. Ryland
Name: Kyle T. Ryland
Title: Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Kyle T. Ryland
Name: Kyle T. Ryland Title: Managing Director

SLTA SUMERU (GP), L.L.C.

By:	/s/ Kyle T. Ryland
Name: Kyle T. Ryland Title: Managing Director